Exhibit


                         Rule 10f-3 Transactions

      On July 28, 2001, Dreyfus Premier Municipal Bond Fund (the "Fund") purchased $2.5 million of municipals bonds issued by Highlands County, Florida - Health Facility Authority Rev. - Adventist/Sunbelt (the "Bonds"). The Bonds were purchased from Ziegler Capital Markets Group a member of the underwriting syndicate offering the Bonds. Mellon Financial Markets, LLC
("Mellon"), an affiliate of the Fund, was a member of the syndicate. The transaction was designated as a "group sale", but Mellon was excluded from receipt of compensation. The following is a list of the syndicate's members:

                         Ziegler Capital Markets Group
                         Goldman, Sachs & Co.
                         Mellon Financial Markets, LLC
                         SouthTrust Securities, Inc.
                         SunTrust Equitable Securities
                         Wachovia Securities, Inc.

     Accompanying this statement are materials presented to the Fund's Board of Trustees, which ratified the purchase as in compliance with the Fund's Rule 10f-3 Procedures, at the Fund's Board meeting held on October 3, 2001.